
Meredith
CORPORATION
Deutsche Bank Media &
Telecommunications Conference
June 5, 2007
Meredith
CORPORATION

STEVE LACY:

Good morning. It is a pleasure to be here with you today. I want to thank Paul Ginocchio for inviting us.

Joining me is Suku Radia, our Chief Financial Officer, and our new Director of Investor Relations, Mike Lovell. Mike has been with Meredith since 2004, most recently in Corporate Development. He brings a strong background in financial reporting and writing, having previously worked at Bloomberg and the Associated Press. We're pleased to have him lead our Investor Relations team.

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Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, along with the Company's earnings per share outlook for the full fiscal year and fourth quarter 2007.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.



This presentation includes certain forward-looking statements intended to serve as a reminder to a number of factors that could effect our business and its results over time.

This presentation also includes references to some non-GAAP financial measures such as EBITDA. The financial statements and tables that reconcile GAAP results and non-GAAP measures are always posted on the Meredith Web site.

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Meredith Footprint
• 25 subscription magazines
• 200 special interest publications
• 13 television stations
• 30 Web sites
• 400 books
• 85 million-name database
• Marketing relationships with America's leading companies
Meredith

Let me begin with a broad overview of our Company. We have been in existence for more than 105 years. Most people know us best for our magazines, and we do produce some of the most widely read publications in the industry. And we own one of the most recognized brands - *Better Homes and Gardens.*

Better Homes and Gardens is a powerhouse in terms of brand extensions and consumer reach. Its stability and strength has provided a great foundation to expand our extensive media and marketing footprint.

Today our reach extends across 25 subscription magazines, including *Parents, Ser Padres, Fitness* and *Family Circle,* the titles we acquired from Gruner + Jahr almost two years ago. We publish another 200 Special Interest Publications annually, sold primarily at supermarkets and home centers across the country.

Today we own 13 broadcast television stations, most of them located in some of the fastest-growing markets across the U.S.

We operate 30 Web sites, have a book publishing business with about 400 titles in print, and an 85 million name consumer database, which includes about 300 data points on seven out of ten home-owning households in the country.

We use our expertise to create custom marketing programs for some of the largest companies in the US. Over the last 12 to 18 months, we've been actively adding to our online marketing capabilities, buying three online marketing companies. These are O'Grady Meyers, Genex, and New Media Strategies. These acquisitions significantly enhance the scope of our custom marketing capabilities.

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Future Growth Strategies

- Increase online presence and develop new revenue streams
- Strengthen core Publishing business
- Capture margin upside in Broadcasting



Meredith CORPORATION

Today we're going to speak to you about three key elements of our growth strategies.

I will begin with an overview of our online footprint and talk to you about ways we are driving revenue growth across our Interactive properties. I will include some discussion of one of our newest businesses: Better.tv. Better.tv represents Meredith's first broadband video network.

Then I'll give you an update on our Publishing and Broadcasting businesses.

I'll conclude with comments highlighting our financial performance.

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Increase Online Presence and Revenue

- 30 Web sites across Publishing and Broadcasting
- 11M unique visitors and 140M page views monthly
- Online ad revenues up more than 40%
- +2 million online magazine subscriptions
- Expanding Web-based marketing initiatives

Over the last decade, we have built a strong Internet presence complementing both our Publishing and our Broadcasting activities. Today we operate 30 Web sites, 17 in Publishing and 13 in Broadcasting. In the last 4 to 5 years we have more than doubled our Web traffic. On a monthly basis, we average about 11 million unique visitors, compared to less than 4 million in 2002.

Publishing online revenues increased nearly 40 percent in the first nine months of fiscal 2007. In late March we unveiled the redesigned *Better Homes and Gardens* Web site, and plan to debut the newly created parenting portal *parents*.com in July. Both enhancements will augment our online advertising capabilities.

In addition to advertising revenue, we use the Internet to help generate subscriptions. Internet subscriptions cost about half as much as traditional direct-mail sources. In the first nine months of fiscal 2007, we generated more than 2 million online orders, a 43 percent increase over the prior year.

Broadcasting online advertising also posted strong results through the third fiscal quarter, with revenues more than doubling compared to the prior-year. Our goal is to become the local portal of choice in our markets. We have redesigned our Web sites and increased creative and sales resources across our station group.

Our Web-based marketing activity continues to grow. We will provide more detail as part of our custom marketing discussion.

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Online Revenue Growth
Percentage Growth Year Over Year
125% E
65%
33%
FY05
FY06
FY07E
Percentage of Total Company Revenues
Publishing & Broadcasting 96.5%
Online 3.5%
E: Estimated
Through March 31, 2007
*Includes Publishing and Broadcasting online revenues
Meredith CORPORATION

Our online revenues have grown rapidly in recent years, albeit from a modest base. For fiscal 2007, we anticipate online revenues to represent 3.5 percent of total company revenues, as compared to 1.3 percent just two years ago. This represents a 125 percent increase in revenues over the prior year.

Our goal is that online revenue will total 10% of Meredith's overall revenue by 2010. We'll achieve this organically and through additional acquisitions.

Now I'll talk to you about our largest online property, BHG.com.

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Flagship Site: *BHG.com*

- 30 editor blogs updated daily
- 50 million pages
- Video library
- New tools and guides
  - Desktop widget
  - 3-D kitchen & bath planner
  - Remodeling channel
  - Meal sharing
  - Product database

Meredith CORPORATION

BHG.com has been a top-ten online portal in the home and shelter area for some time. We have continued to enhance the site's capabilities. In late March we re-launched the site. Like all of you, our customers are busy people. We designed our site with that in mind to make navigation quick and information easy to find.

We've added 30 editorial blogs that are refreshed every day. There is video on the site, anchored by a major new broadband network called Better.tv. And we've also added other tools, including a remodeling channel and a 3-D tool that lets you virtually remodel a kitchen or bathroom. The new site has stronger community applications, too, to let our consumers interact with our editors and each other.

The overarching theme for *BHG.com* is "Keeping Her at the Center of Our Efforts." Our intent is to make visitors feel that *BHG.com* has been created to give them the tools and services needed to plan, envision, budget, and personalize solutions for their homes.

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Destination Site: Parenthood Portal

- Destination site for parents
- Branded content, best-in-class tools and resources
- Appeals to demographic that is a heavy Web user
- Advertisers following customers to parenthood sites


Parents
Open Wide!
editors' picks
community
ClearRx
baby.com
ViaCord

Meredith CORPORATION

We are also developing a parenthood portal that will debut in July. This site is intended to be a leading online destination for parents and will leverage our existing parenthood content and expertise.

The site will feature content in a warm, friendly voice – with more focus on connectivity and community, rich video applications, and best-in-class tools and resources.

New parents are heavy users of the Web. Our parenthood portal is designed to serve this growing demand, while appealing to advertisers in the parenthood space.

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Expanded Broadcast Sites

- Redesigned all Web sites
- Dedicated advertising sellers
- Web-only video, weather alerts, video clips

*M*eredith CORPORATION

We continue to build a strong Internet presence across our Broadcasting Group. Our objective is to become the local portal of choice in key markets and, at a minimum, be a top destination in every broadcast market in which we operate.

We have redesigned our Web sites, increased creative resources, and added dedicated online advertising sellers. Online advertising posted strong results through our third fiscal quarter, with revenues more than doubling compared to the prior-year period.

All of our station Web sites in our three largest markets experienced strong growth in unique visitors and page views this spring. KPTV in Portland has nearly doubled its page views, growing unique visitors by 25 percent. Traffic to KPHO in Phoenix has nearly tripled. And unique visitors to our Atlanta station site has grown by more than 30 percent.

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Local Portal Strategy

Portland – Livepdx.com
- URL translates to Live Portland
- Focus on entertainment/events
- User customization
- Video content

As I mentioned, we are focusing on becoming the local online portal of choice in key markets where we believe we have the brand strength. In Portland, our goal is to make our station's *livepdx.com* Website the premier site for entertainment, information and events in the Portland Metro area.

The site has two qualities setting it apart from traditional city search Websites: User customization and video content. Each individual user who comes to *livepdx.com* can customize the site by creating an account and choosing their areas of interest.

The site offers rich video featuring topics such as local businesses, area tours and local entertainment. The site also lets users submit their own video, such as a music video for a local band. This concept echoes the popularity of user-generated content available through sites such as YouTube.

Depending on our success in Portland, we expect to roll these features out in some of our other, larger markets.

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Online Marketing Solutions

Aggressive move into
online marketing

 m

•O'Grady Meyers

 genex.

•Genex

•New Media Strategies







Meredith
CORPORATION

Over the last 15 months, we have purchased three online marketing companies that significantly broaden the scope of our custom marketing capabilities. O'Grady Meyers and Genex are based in L.A., and New Media Strategies is based in suburban Washington D.C.

These businesses enhance our ability to help clients build brands online with a variety of innovative marketing techniques. These include interactive strategies, cutting-edge Web site development, and Web 2.0 marketing programs. Our aggressive move into online marketing adds to our reputation as a media and marketing leader.

Now I am going to talk to you about our first broadband video network.

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Meredith Video Solutions

- Better.tv
- www.BHG.com
- *Better* television show

- Parents.tv
- www.parents.com
- Parents TV Video On Demand

Meredith Corporation

The Meredith Broadband network consists of two mega-brands – Better and Parents.

Better.tv, which we announced in April, draws from our strongest brand: Better. Content for this network will be derived primarily from *Better Homes and Gardens, Ladies' Home Journal,* and *More.* Original video content on the network lives in three places:

1.) The better.tv channel on the Internet
2.) The video player on BHG.com
3.) The Better daily lifestyle show broadcast at our stations

Parents.tv, which will launch next month, is backed by the brand authority of *Parents, American Baby, Family Circle, and Child.* It will also live in numerous locations when the product is fully launched with a newly redesigned Parents.com Portal, including:

1.) The parents.tv channel on the Internet
2.) The video player at parents.com, and on
3.) Parents TV video on demand

Video for the network is developed by our video solutions group. Meredith Video Solutions creates broadcast quality video and secures outlets for its distribution across many platforms, including the Internet, cable, satellite, network, syndicated television, and newly emerging media.

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Collaborative Approach

Leverage publishing and broadcasting assets



Home. Family. Life.

- Publishing brands and content
- Interactive Media traffic, sales, and platform
- Broadcasting resources and production expertise






Meredith
BROADCASTING GROUP

Meredith
CORPORATION

Behind the scenes, the Meredith Broadband Network is a collaborative effort between our publishing and broadcast groups.

Publishing is contributing brands, content and knowledge of the consumer. Our Interactive Media group brings traffic, sales, marketing and technology resources to the table. And through Video Solutions, the Broadcasting Group is applying its production resources and video expertise.

Better.tv provides over 20 channels of information on topics that include food, family, fitness, remodeling, decorating, gardening, and health. Video segments range from 2 minutes to 30 minutes in length.

Better.tv and *Parents.tv* are part of our strategy to reach younger consumers – the daughters of Baby Boomer women – with our trusted brands whenever, wherever and however they want it. And these new products offer marketers another avenue to customers.

To get a clearer understanding of this exciting initiative, let's watch better.tv's Kimberly Maus explain our new network.

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Content Strategy and Development



Better.tv
Next
Better Today
Better You
Shows
Style Now
Home Now
Family Now
It Moms
Next
Better.tv
Better Today
Fun Cakes for Kids
Hanging Baskets
Cantaloupe

Meredith CORPORATION

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Monetizing Meredith Video Solutions
• Advertising supported
• Interactive Media and Video Solutions sell:
– 15 second ad spots
– Sponsorship/exclusivity/product integration
– Original custom content
P&G
LOWE'S
Let's Build Something Together
Florida Orange Juice. Healthy, Pure & Simple.
PURINA
Your Pet, Our Passion.
Meredith
CORPORATION

Now I will answer the question I am sure you are all asking... How are we going to make money from this broadband network?

The business model for monetizing Meredith Video Solutions is based on advertising. And three types of advertising are for sale.

First, we are selling 15 second advertising spots. One spot plays per every three videos you watch on better.tv. Advertisers include P&G, Kraft, Lowes, Purina and the Florida Department of Citrus.

Second, we are selling exclusive and non-exclusive sponsorships of key channels such as Better Today and Try This! For an additional premium, sponsorships can include product placement in the video.

Finally, Video Solutions will create unique, custom content for clients. An example of custom content is a DVD that we created for General Electric about how the use of different lighting can change the look of a home.

Now I will turn to our publishing business.

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15


Strengthen Core Publishing Business
Home
Family
Health & Well-Being
KITCHEN
ReadyMade
Better Homes
baby
Padres
Parents
fitness
More
Meredith
CORPORATION

Today, Meredith is clearly the leading publisher serving women. We reach 75 million women every month, easily surpassing the female reach of Time, Hearst, and Conde Nast. From new home owners to new mothers to affluent empty nesters, we reach the full spectrum of consumers across life's stages. We provide the information and inspiration that fuels their key passions in the areas of home, family, and their health and well-being.

In *Better Homes and Gardens*, *Ladies' Home Journal*, *Family Circle*, and *Parents*, we own four of the most recognized brands in the industry today. Many of our other titles have tremendous potential, especially *More*, *Fitness*, and *Siempre Mujer,* our new Spanish language lifestyle magazine. One of our recent acquisitions, *ReadyMade*, has a great opportunity to grow, expanding our reach to younger adults in their twenties and thirties. Obviously this is appealing to advertisers.

We know our audience and speak to its interests in categories broadly defined as home, family, health and well-being. Our expert content is predominantly evergreen and adaptable to a variety of distribution platforms.

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Strong Start to Calendar 2007
Publishing Advertising Revenue Growth
Fiscal Third Quarter '07 vs. '06
$166
+7%
$155
Q3 2006
Q3 2007
$ In millions
Meredith
CORPORATION

Revenues for our publishing group are off to a strong start in calendar 2007. For example, ad revenues for our fiscal third quarter, which is the first calendar quarter, were up 7 percent to $166 million, compared to the same quarter last year.

Corresponding to higher revenue, the number of ad pages sold was up 5% from the same period a year ago. We're seeing the strongest performance from three advertising categories: DTC Pharmaceuticals, Food & Beverage and Household Supplies.

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Leading Hispanic Publisher

Meredith Reaches 1 in Every 3 U.S. Adult Hispanic Women

Source: Simmons Fall 2005 NHCS Adult Full Year Unified Study, per issue net reach; 2004 Simmons Reader Studies for *12 Meses* and *Espera; Healthy Kids en Espanol* and *Siempre Mujer* based prototypes and publisher's adjusted audience for *Ser Padres*.

Meredith CORPORATION

When it comes to reaching Spanish speakers in the U.S., Meredith is the leading publisher serving Hispanic women.

Today, 1 in every 5 babies is born to a woman who speaks Spanish as her first language. In three years that number is expected to be 1 in 4.

Ser Padres, which we acquired from Gruner + Jahr, is the Spanish language version of *Parents*. This well-established magazine has a distribution of about 500,000.

In September 2005, we launched *Siempre Mujer*. Although it is still in the investment phase, it is performing very well.

Siempre Mujer, *Ser Padres*, and *American Baby's* Spanish language titles, combined, reach 4 million adult Hispanic women annually.

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Powerful Custom Marketing
Custom Publications
Direct Marketing
Web Design & Online Solutions
SMART DRIVER
DODGE
STREETS OF L.A.
Kids & Cash
Life's a Game
Meredith CORPORATION

In addition to the online custom marketing capabilities I mentioned before, Meredith owns a powerful and fast-growing custom marketing business serving corporate clients. We create customer relationship marketing programs for these clients designed to improve loyalty and produce repeated consumer interaction with their brands.

We also produce a series of direct-mail pieces and use our database management and marketing skills to help our clients better target individual consumers.

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Custom Marketing Capabilities



Meredith Integrated Marketing (pre-acquisitions)
Offline Custom Marketing — Database — Consumer Research — Editorial Expertise



O'Grady Meyers
E-CRM Strategy — Online Promotions — E-Branding



Genex
Site Design — Multi-channel Marketing Strategies — E-CRM Strategy — E-Commerce Strategy



New Media Strategies
Word-of-Mouth Marketing — Viral — Online Research — Consumer Monitoring



Meredith CORPORATION

In just over a year, we have transformed Meredith Integrated Marketing into a comprehensive marketing services provider with cutting-edge digital assets.

Additionally, we have added more than 200 highly-skilled employees across the country, giving us the creative resources and expertise to offer clients industry-leading marketing solutions. We continue to build our ability to collaborate on bids and projects.

In its limited tenure with our organization, O'Grady Meyers has been integrated well, and we have won more business – both on and off line. We expect similar results from our recent acquisitions, Genex and New Media Strategies.

As you can see, our national client-base has been significantly enhanced, and we serve multiple corporate clients across several industries.

And now, I'll turn to broadcasting.

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Capture Margin Upside in Broadcasting
Portland
Las Vegas
Phoenix
Kansas City
Flint-Saginaw
Springfield
Hartford
Chattanooga
Nashville
Atlanta
Greenville
Meredith

Meredith's broadcast footprint includes six CBS stations, three FOX, two My Network TV, the NBC affiliate in Nashville, as well as a CW affiliate. Nine of our stations are in the country's top 35 markets, and in aggregate our group reaches nearly 10 percent of U.S. households.

According to Nielsen, seven of our largest markets on average grew 2.6 percent, more than double the country's average growth of 1 percent. Atlanta, our largest market, grew over 5 percent and is on track to become the 8th-largest in the country next year. Phoenix grew almost 4 percent and is now Number 13, up from Number 14 a year earlier. Las Vegas jumped 5 market positions.

We've created a strong local news culture, which is driving ratings and audience share gains. A key element of our Broadcasting strategy is to expand locally produced programming, which is more profitable than syndicated or network programming, and maximize local advertising revenues.

In the last year we have launched a lifestyle and entertainment program at our FOX affiliates in Portland and Las Vegas. *Better*, which airs in Portland, consistently delivers top ratings. A similar program airing in Las Vegas, called *More*, continues to earn the second-highest ratings of all new daytime shows launched this season.

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As we continue to grow Broadcasting revenues, we're very focused on capturing the margin upside that is present in this part of our business portfolio.

As you can see from the slide, we have produced strong EBITDA margin improvement in recent years, growing from 23 percent in fiscal 2002 to 35 percent in fiscal 2006. The EBITDA margin improvements complement our revenue growth from $255 million in fiscal 2002 to almost $320 million in fiscal 2006. We've been able to grow revenues and margin in nonpolitical years, which we believe is a clear indicator that our strategy is working.

I also want to point out that we produced strong EBITDA margin of 36.3 percent for the first nine months of fiscal 2007. This was driven by a record posting of $33 million in net political revenues in the most recent political cycle.

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Growing Ratings

Three Largest Markets

Late News	Rating Feb 2002	Rating Feb 2007	Share Feb 2002	Share Feb 2007
Atlanta – CBS	2.3	2.7	7	8
Phoenix – CBS	1.8	2.4	5	7
Portland – FOX	1.9	4.7	5	14

Nielsen-Adults 25-54

Meredith Corporation

The expansion of local news, improved ratings, and monetization of those ratings are critical components to our ongoing success.

Local news now represents 35 to 45 percent of a station's revenue. We have more than doubled the number of weekly news hours, from 150 to more than 300. Expanding news coverage is important because it lessens our dependence over time on syndicated programming and provides greater control over our inventory.

In addition to expanding our newscasts, we have done a great job increasing ratings at our local stations and effectively monetizing those ratings gains.

In particular, we have improved audience share significantly in three of our largest markets – Atlanta, Phoenix, and Portland.

The gains in ratings and share in Phoenix over the last five years have netted a 50 percent increase in advertising rates for our late newscast.

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Growing Non-Traditional Revenue
$41
$22
$5
2002
2004
2006
Fiscal Year
$ in millions, includes Cornerstone, market-specific programs, and Internet revenues
Meredith
CORPORATION

Over time we've also been quite successful at growing non-traditional revenue. Our Cornerstone programs are unique, letting us create custom products for local advertisers using our publishing brands and content.

Combined revenues from those Cornerstone programs, our market-specific promotions and Internet sales continue to grow. They totaled $41 million in fiscal 2006. Through the third fiscal quarter of 2007 these combined revenues were over $37 million – a 24 percent increase over the prior-year nine-month period.

We are also beginning to see revenues from retransmission fees in the local market, and while most of those fees today are from satellite providers, we are encouraged that some cable companies, and even phone companies, are coming into the marketplace.

For fiscal 2007, we expect retransmission consent fees to total about $5 million, most of which will come from satellite providers. Most of our retransmission agreements run through December 2008.

And now I'll touch on our financial performance.

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Strong Cash Flow

Fiscal 1997 through Fiscal 2006

Free Cash Flow	$1,007*
Net Debt	515
Deferred Taxes	180
Stock Option Exercises	163
Available Cash	**$1,865**
Acquisitions, Net of Dispositions	$1,110
Share Repurchases	544
Dividends	187
Other	24
Utilization of Cash	**$1,865**

*Defined as net earnings plus depreciation and amortization <$414> minus capital expenditures <$318>, excluding special items

$ in millions

Meredith CORPORATION

This chart illustrates our strong track record of generating cash, and highlights how we have used that cash in the last ten years.

Over the past decade, we have generated over $1 billion of free cash flow, which is defined as net earnings plus depreciation and amortization - less cap ex and excluding any special items. In a typical year, our free cash flow runs at 115 percent of net earnings.

We have completed approximately $1.1 billion in net acquisitions. We want to continue targeting accretive acquisitions, similar to *American Baby* and Gruner + Jahr, every few years.

We have invested nearly $320 million in capital expenditures. Our digital build-out is complete.

We have a consistent track record of returning capital to our shareholders through share repurchases and dividends.

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We increased our repurchase activity substantially in fiscal 2005 and 2006, and are currently on track to deliver another strong year of buying activity.

We have repurchased over 1 million shares to date in fiscal 2007.



We have paid dividends for 60 consecutive years. As you can see from this graph, we have increased the dividend for 13 consecutive years, growing the dividend at an 11 percent compound annual growth rate over this period.

In January, we raised our quarterly dividend 16 percent. In fiscal 2006 we raised it 14 percent. In 2005 we raised it 17 percent.

We expect to sustain a dividend payout ratio ranging from 20 to 25 percent of net earnings.

Current Debt Structure

- $485 million total debt
- 5.0% cost of debt
- 1.4x debt to EBITDA
- 3.75x maximum debt to EBITDA

As of April 30, 2007


Meredith CORPORATION

Our current debt is $485 million and the average cost is 5.0 percent. Our debt to trailing 12 month EBITDA ratio is 1.4. This gives us plenty of opportunity for acquisitions, given our debt covenants allow a debt to EBITDA ratio of 3.75 : 1.

Even with healthy share repurchases and continued dividend payments, we have retired $80 million in debt so far in fiscal 2007.

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Fiscal 2007 EPS Outlook & Overview

	Fiscal 2006	Fiscal 2007
Fourth Quarter	$0.97	$1.04E
Full Year	$2.86	$3.26E

E= Estimate

 **eredith** CORPORATION

This slide reiterates what we said during our third quarter earnings call on April 25.

In fiscal 2006, we earned $2.86 per share. We expect to grow earnings per share approximately 14 percent to $3.26 in fiscal 2007, consistent with the guidance we've provided throughout the fiscal year. Fourth quarter earnings per share from continuing operations are expected to be $1.04, up from $0.97 per share a year ago.

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Future Growth Strategies

- Increase online presence and develop new revenue streams
- Strengthen core Publishing business
- Capture margin upside in Broadcasting



Meredith CORPORATION

In summary, we are increasing our online presence with a goal for these activities to deliver 10% of Meredith's revenue by 2010. We're continuing to develop new revenue streams, including the introduction of our first broadband video network.

We're strengthening our core Publishing business and continuing to boost margins in our Broadcasting group.

We are committed to delivering strong financial results and increasing shareholder value.

I am happy to address your questions – thank you very much.

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